Precision Wellness

Profit and Loss

January - December 2023

	TOTAL
Income	
Billable Expense Income	50.60
Discount Income	-500.00
Sales of Product Income	2,120.97
Services	19,033.93
Uncategorized Income	32,492.25
Total Income	**$53,197.75**
Cost of Goods Sold	
Cost of Goods Sold	349.00
Total Cost of Goods Sold	**$349.00**
GROSS PROFIT	**$52,848.75**
Expenses	
Advertising & Marketing	1,424.96
Bank Charges & Fees	64.00
Car & Truck	44.92
Contractors	300.00
Insurance	417.00
Interest Paid	-50.36
Job Supplies	1,313.15
Legal & Professional Services	690.21
Meals & Entertainment	1,031.04
Office Supplies & Software	3,027.20
Other Business Expenses	172.95
QuickBooks Payments Fees	5.51
Rent & Lease	9,473.31
Taxes & Licenses	373.32
Travel	3,490.05
Uncategorized Expense	40.26
Utilities	622.89
Total Expenses	**$22,440.41**
NET OPERATING INCOME	**$30,408.34**
NET INCOME	**$30,408.34**

Precision Wellness

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	1,220.00
Kabbage	11,604.14
Savings	7,593.62
SOSAB	
American Express	29,580.09
Total SOSAB	**29,580.09**
subcontractor	1,252.00
Total Bank Accounts	**$51,249.85**
Accounts Receivable	
Accounts Receivable (A/R)	-1,500.00
Total Accounts Receivable	**$ -1,500.00**
Other Current Assets	
Inventory Asset	951.00
Uncategorized Asset	89.74
Undeposited Funds	6,495.00
Total Other Current Assets	**$7,535.74**
Total Current Assets	**$57,285.59**
TOTAL ASSETS	**$57,285.59**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	2,616.46
Total Accounts Payable	**$2,616.46**
Credit Cards	
First Premier	152.00
Total Credit Cards	**$152.00**
Other Current Liabilities	
Loan Payable - Life Asset	1,111.98
Sales Tax Payable	286.11
Tips	130.00
Total Other Current Liabilities	**$1,528.09**
Total Current Liabilities	**$4,296.55**
Total Liabilities	**$4,296.55**

Precision Wellness

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Opening Balance Equity	2,426.55
Owner's Investment	9,465.65
Owner's Pay & Personal Expenses	-4,235.88
Retained Earnings	14,924.38
Net Income	30,408.34
Total Equity	**$52,989.04**
TOTAL LIABILITIES AND EQUITY	**$57,285.59**

Precision Wellness

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	30,408.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	1,500.00
Inventory Asset	-951.00
Uncategorized Asset	-89.74
Accounts Payable (A/P)	2,616.46
Loan Payable - Life Asset	1,111.98
Sales Tax Payable	260.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**4,447.70**
Net cash provided by operating activities	**$34,856.04**
FINANCING ACTIVITIES	
Opening Balance Equity	575.36
Owner's Investment	5,076.14
Owner's Pay & Personal Expenses	-5,515.16
Net cash provided by financing activities	**$136.34**
NET CASH INCREASE FOR PERIOD	**$34,992.38**
Cash at beginning of period	22,752.47
CASH AT END OF PERIOD	**$57,744.85**